Exhibit 21.1

TradeStation Group, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Organization
TSG Merger Sub, Inc.	Delaware
TradeStation Crypto, Inc.	Florida
TradeStation Securities, Inc.	Florida
TradeStation Technologies, Inc.	Florida
You Can Trade, Inc.	Florida
TradeStation Global Services, SA	Costa Rica
TradeStation Business Consulting (Shenzhen) Company Limited	China
TradeStation International Ltd	U.K.